

CONNETT & ANAGNOST

CERTIFIED PUBLIC ACCOUNTANTS

Stephen G. Connett, CPA
sconnett@cacpapa.com

Constance A. Anagnost, CPA
canagnost@cacpapa.com

Independent Accountants' Review Report

To Management
Tequila Marias Tequila Ria LLC
Seffner, Florida

I have reviewed the accompanying balance sheet of Tequila Marias Tequila Ria LLC as of December 31, 2016 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whhhether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Stephen G. Connett CPA
Connett & Anagnost CPA's PA
May 16, 2017


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